August 1, 2019

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Advisory Fee Waiver and Expense Limitations – August 1, 2019 through July 31, 2020

Dear Mr. McCain:

In connection with our service as investment adviser to the Harbor Emerging Markets Equity Fund (the “Fund”), we hereby agree to reduce our advisory fee rate from 0.95% to 0.80% through July 31, 2020. In addition, we hereby agree to limit the total annual operating expenses, excluding interest expense (if any), of each class of shares of the Fund until July 31, 2020 in the manner set forth below.

Harbor Emerging Markets Equity Fund	Retirement Class	Institutional Class	Administrative Class	Investor Class
Total annual Fund operating expenses (expressed as a percentage of average daily net assets)	0.93%	1.01%	1.26%	1.38%

We shall have no ability to terminate or modify this advisory fee waiver and expense limitation agreement through July 31, 2020. This agreement shall automatically expire without further action by the parties at the close of business on July 31, 2020.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:
Brian L. Collins, Executive Vice President

Agreed and Accepted:

HARBOR FUNDS

By:
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborfunds.com